experian®

RECEIVED

2007 OCT 19 A 3:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

15 October 2007

Corporate Headquarters:
Newenham House
Northern Cross
Malahide Road
Dublin 17
T: 353 1 846 9100
F: 353 1 846 9150
www.experiangroup.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA


07027384

SUPPL

Dear Sirs:

Re: Experian Group Limited - 12g3-2(b) Exemption file number 82-35022

Enclosed is a schedule being furnished to the Securities and Exchange Commission on behalf of Experian Group Limited, a public limited company incorporated under the laws of Jersey, in connection with its exemption, file number 82-35022, from Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") afforded to foreign private issuers by Rule 12g3-2(b) under the Exchange Act.

As explained in our letter dated 10 July 2007, we are not including in this submission a copy of the documents listed in the enclosed Schedule and which are available on our website, www.experiangroup.com.

Yours faithfully

Ronan Hanna
Deputy Company Secretary

PROCESSED
OCT 23 2007
THOMSON FINANCIAL

Enc.

Directors

Fabiola Arredondo (USA)	Alan Jebson (UK)
Paul Brooks (UK)	John Peace (UK)
Laurence Danon (France)	Don Robert (USA)
Roger Davis (UK)	Sir Alan Rudge (UK)
Sean FitzPatrick (Ireland)	David Tyler (UK)

Experian Group Limited
Registered in Jersey no. 93905
Registered Office:
22 Grenville Street, St. Helier, Jersey, JE4 8PX
Branch registered in Ireland no. 905565
Branch Registered Office:
Newenham House, Northern Cross,
Malahide Road, Dublin 17

ECL001/0

EXPERIAN GROUP LIMITED

RECEIVED

2007 OCT 19 A 3:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SCHEDULE OF ANNOUNCEMENTS
15 SEPTEMBER 2007 TO 15 OCTOBER 2007

Exemption file number 82-35022

LONDON STOCK EXCHANGE ANNOUNCEMENTS		
19/09/2007		Director/PDMR Shareholding
20/09/2007		Director/PDMR Shareholding
20/09/2007		Director/PDMR Shareholding
26/09/2007		Disposal
28/09/2007		Total Voting Rights
10/10/2007		First Half Trading Update
12/10/2007		Acquisition

END